  AMENDMENT NO. 2 DATED SEPTEMBER 20, 2004 TO SHORT FROM BASE SHELF PROSPECTUS
                              DATED APRIL 15, 2004.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


THE SHORT FORM BASE SHELF PROSPECTUS OF ROGERS COMMUNICATIONS INC. DATED APRIL 15, 2004, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 16, 2004, IS AMENDED AND SUPPLEMENTED BY THE CONTENTS OF THIS MATERIAL CHANGE REPORT.

ITEM 1    NAME AND ADDRESS OF COMPANY

          Rogers Communications Inc. ("RCI")

          The principal office of RCI is located at:
          333 Bloor Street East
          Toronto, Ontario
          M4W 1G9

ITEM 2    DATE OF MATERIAL CHANGE

          September 20, 2004

ITEM 3    NEWS RELEASE

          A news release was issued through Canada NewsWire on September 20, 2004. A copy of the news release is attached as Schedule A to this material change report.

ITEM 4

          SUMMARY OF MATERIAL CHANGE

          Rogers Wireless Communications Inc. ("Rogers Wireless"), RCI and Microcell Telecommunications Inc. ("Microcell") jointly announced today that Rogers Wireless and Microcell have entered into a support agreement (the "Support Agreement") under which Rogers Wireless will make all cash offers for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell's Class A Restricted Voting shares ("Class A Shares") and Class B Non-Voting shares ("Class B Shares") for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants (the "2005 Warrants") for C$15.79 per warrant and 2008 warrants (the "2008 Warrants") for C$15.01 per warrant. Subject to regulatory approvals and Microcell securityholder acceptance, this transaction is expected to close before the end of the year. A copy of the Support Agreement has been filed separately on SEDAR.

          Rogers Wireless intends to finance the offers through cash on hand, drawdown of its C$700 million bank credit facility and through a bridge loan of up to C$900 million from RCI. RCI will fund the bridge loan through cash on hand and drawdown of credit facilities at its other subsidiaries.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

          Rogers Wireless and Microcell have entered into the Support Agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase the Class A Shares and Class B Shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 Warrants for C$15.79 per warrant and 2008 Warrants for C$15.01 per warrant. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

          The combined businesses will operate Canada's only nationwide GSM/GPRS/EDGE wireless network and will serve over 5.1 million voice and data customers. This transaction also creates a company of measurably increased scale allowing for significant opportunities for operating and capital spending efficiencies.

          The members of the Board of Directors of Microcell (the "Microcell Board") have agreed that the Rogers Wireless offer is fair to the shareholders of Microcell and in the best interests of their company. The Microcell Board has agreed to recommend to its shareholders to support the Rogers Wireless offer. The Microcell Board received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild that the Rogers Wireless offer is fair, from a financial point of view, to the shareholders of Microcell.

          The Rogers Wireless offer is subject to receipt of certain regulatory approvals and other customary conditions, including a requirement that two-thirds of the shares be tendered. Under certain circumstances, a fee of $45 million is payable by Microcell to Rogers Wireless, including if a superior proposal is recommended by the Microcell Board.

          SUPPORT AGREEMENT

          The Support Agreement sets out the terms and conditions upon which Rogers Wireless will, directly or indirectly, make the offers for Microcell's securities. The following is a summary of certain of the provisions of the Support Agreement.

          THE OFFERS

          Rogers Wireless agrees to make the offers as soon as possible but in any event not more than ten business days after the date of the Support Agreement.

          Rogers Wireless is not required to make the offers if (a) there exists a cease trade order, injunction or other prohibition against Rogers Wireless making the offers or taking up and paying for all of the applicable Microcell securities or (b) Microcell has breached any of its representations, warranties, covenants or other agreements contained in the Support Agreement and such breach is not curable or if curable is not cured within 15 days after written notice of the breach has been given.

          REPRESENTATIONS AND WARRANTIES OF THE PARTIES

          Each of Microcell and Rogers Wireless have made certain representations and warranties to the other typical for a transaction of this nature.

          COVENANTS OF MICROCELL

          Microcell has agreed that until the first date on which Rogers Wireless has taken up and paid for the applicable Microcell securities (the "Effective Date") or the offers have been withdrawn in accordance with the Support Agreement or the Support Agreement has been terminated, Microcell will conduct its business in the ordinary course. Microcell has agreed to use reasonable commercial efforts to comply promptly with all material requirements under applicable laws and to assist Rogers Wireless in obtaining all required regulatory approvals. Microcell has agreed to promptly advise Rogers Wireless of any change which becomes known to its senior officers which would have a material adverse effect with respect to Microcell and its subsidiaries. Microcell has agreed to use its reasonable efforts to consult on an ongoing basis with Rogers Wireless in order that Rogers Wireless will become more familiar with the philosophy and techniques of Microcell as well as with their respective business and financial affairs.

          SUPPORT OF OFFERS

          The Microcell Board, after consultation with its financial and outside legal advisors, has determined that the consideration offered pursuant to the offers is fair to the shareholders of Microcell and that the offers are in the best interests of Microcell and the shareholders of Microcell, has approved the Support Agreement and has resolved to support and to recommend that shareholders of Microcell accept the offers.

          NO SOLICITATION

          Subject to applicable law and the terms of the Support Agreement, Microcell has agreed not, directly or indirectly, to solicit, initiate or knowingly encourage or facilitate the initiation of any inquiries or proposals regarding an acquisition proposal, participate in any discussions or negotiations regarding any acquisition proposal, withdraw or modify in a manner adverse to Rogers Wireless the approval of the Microcell Board of the transactions contemplated by the Support Agreement, accept or approve or recommend any acquisition proposal or cause Microcell to enter into any agreement related to any acquisition proposal.

          Microcell has also agreed (a) immediately to cease any existing discussions or negotiations with any parties (other than Rogers Wireless) with respect to any potential acquisition proposal; (b) not to release any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such third party is a party; and (c) immediately to cease to provide any other party with access to information concerning Microcell.

          ACQUISITION PROPOSALS

          Microcell has agreed to provide Rogers Wireless with a copy of any acquisition proposal or any written notice from any person informing it that such person is considering making, or has made, an acquisition proposal as soon as practicable after it is received by Microcell.

          If Microcell receives a written request for non-public information in connection with an acquisition proposal and the Microcell Board determines in good faith, after consultation with financial advisors and outside legal advisors that the failure to take such action would be inconsistent with the Microcell Board's fiduciary duties and that such proposal is reasonably likely to result in a "Superior Proposal" (as defined below), then Microcell may, subject to entering into a confidentiality agreement, provide such person with access to such information. Rogers Wireless will be provided with a list of or copies of the information provided to such person, except to the extent such information was already provided or made available to Rogers Wireless.

          For purposes of the Support Agreement, "Superior Proposal" means an unsolicited bona fide written acquisition proposal made or received under circumstances that the Microcell Board determines in good faith, after consultation with its financial and outside legal advisors, would, if consummated in accordance with its terms, result in a transaction which (A) is more favourable to Microcell shareholders from a financial point of view than the transactions contemplated by the Support Agreement, and (B) is reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal.

          CHANGES IN RECOMMENDATIONS

          If Microcell receives an acquisition proposal, Microcell may withdraw or modify in a manner adverse to Rogers Wireless its approval or recommendation of the offers or enter into any agreement in respect of an acquisition proposal on the basis that such an acquisition proposal would constitute a Superior Proposal if:

          (a) Microcell has given notice to Rogers Wireless of its intention to do so;

          (b) Microcell has complied with the provisions in the Support Agreement relating to acquisition proposals and changes in recommendations;

          (c) Microcell is not in default under certain covenants relating to the conduct of its business, its recommendation of the offers, the mailing of the Microcell directors' circular and the non-solicitation of acquisition proposals; and

          (d) five business days shall have elapsed from the later of: (i) the date Rogers Wireless received the notice of the acquisition proposal under clause (a) above and (ii) the date that Rogers Wireless was provided with a copy of such acquisition proposal.

          RIGHT TO MATCH

          Rogers Wireless may during such five business day period offer to amend the terms of the Support Agreement. The Microcell Board shall then review any such offer in good faith, in consultation with its financial and outside legal advisors and, if the Microcell Board:

          (a) determines that the acquisition proposal would thereby cease to be a Superior Proposal, it will cause Microcell to enter into an amendment to the Support Agreement; or

          (b) continues to believe that the acquisition proposal would nonetheless remain a Superior Proposal, provided Microcell has paid a termination fee of C$45 million to Rogers Wireless, it may cause Microcell to reject the offers by Rogers Wireless to amend the Support Agreement.

          CONDITIONS TO COMPLETION OF THE OFFERS

          The offers are subject to a number of conditions which are typical for offers of this nature. The Support Agreement provides that the obligation of Rogers to take up the Class A Shares under the offers is subject to the following:

          (a) there have been validly deposited and not withdrawn, at the expiry of the offers:

               (i) such number of Class A Shares which represents at least 66-2/3% of the Class A Shares outstanding;

               (ii) such number of Class B Shares which represents at least 66-2/3% of the Class B Shares on a partially-diluted basis; and

               (iii) such number of securities which represents at least 66-2/3% of the Class A Shares and Class B Shares on a fully-diluted basis;

          (b) certain government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions and exemptions shall have been obtained, concluded, expired, terminated or waived;

          (c) no act, action, suit or proceeding shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or department or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person in Canada or elsewhere which has a material adverse effect (as such term is defined in the Support Agreement);

          (d) there shall not exist any prohibition at law against Rogers Wireless making or maintaining the offers or taking up and paying for the securities deposited under the offers;

          (e) there shall not have occurred any change having a material adverse effect (as such term is defined in the Support Agreement);

          (f) Microcell shall not have breached any of its covenants or other agreements set out in the Support Agreement or where such breach occurred, it shall have been cured within 15 days after written notice of such breach;

          (g) all of the representations and warranties of Microcell made in or under the Support Agreement shall be true and correct as of the Effective Date and with the same effect as if made at and as of the Effective Date; and

          (h) there shall have not occurred and be continuing a material adverse change or disruption in the financial, banking or capital markets generally that prevents or makes impractical the funding of Rogers Wireless' credit facilities for the financing of the offers.

          The offers in respect of the Class B Shares, the 2005 Warrants and 2008 Warrants are only subject to the Class A Shares being or having been purchased pursuant to the offer in respect of the Class A Shares.

          TERMINATION

          The Support Agreement may be terminated by either Rogers Wireless or Microcell in certain circumstances.

          The circumstances in which Microcell may terminate the Support Agreement include:

          (a) the offers have not been made within the time period provided in the Support Agreement;

          (b) the offers do not conform in all material respects with the description of the offers in the Support Agreement;

          (c) the Offeror has not taken up and paid for the Microcell securities on or prior to January 1, 2005 subject to the right of the parties to postpone such date by 30 days in certain circumstances;

          (d) the offers shall have expired or have been withdrawn in accordance with their terms without Rogers Wireless having purchased any Microcell securities pursuant to the offers as a result of the failure of any of the conditions of the offers;

          (e) Microcell securities deposited under the offers have not been taken up and paid for on or before the date that is two business days after the expiry date of the offers for any reason other than that all the terms and conditions of the offers have not been complied with or waived;

          (f) a "Termination Fee Event" (as defined below) shall have occurred; or

          (g) Rogers Wireless shall have breached any of its representations, warranties or covenants contained in the Support Agreement and such breach is not curable or, if curable, is not cured within 15 days after written notice of the breach.

          The circumstances in which Rogers Wireless may terminate the Support Agreement include:

          (a) Rogers Wireless has not taken up and paid for the Microcell securities on or prior to January 1, 2005, subject to the right of the parties to postpone such date by 30 days in certain circumstances;

          (b) a "Termination Fee Event" (as defined below) shall have occurred;

          (c) the offers shall have expired or have been withdrawn in accordance with their terms without Rogers Wireless having purchased any Microcell securities as a result of the failure to satisfy any of the conditions of the offers;

          (d) Microcell shall have breached any of its representations, warranties, covenants or other agreements contained in the Support Agreement and such breach is not curable or, if curable, is not cured with 15 days after written notice of the breach; or

          (e) COMPETITION ACT (Canada) clearance cannot be secured except by divesting or agreeing to divest all of the Microcell securities or all or substantially all of the assets of Microcell.

          Except in the circumstances referred to in (e) above, Rogers Wireless is required to take any steps necessary to secure COMPETITION ACT (Canada) clearance.

          For the purpose of the Support Agreement, a "Termination Fee Event" shall occur if, prior to the Effective Date:

          (a) the Microcell Board withdraws or modifies in a manner adverse to Rogers Wireless its approval or recommendations of the offers and makes a public announcement to that effect;

          (b) the Microcell Board recommends any Superior Proposal and makes a public announcement to that effect; or

          (c) the Microcell Board fails to reaffirm its recommendation of the offers by press release within a reasonable time after the public announcement or commencement of any acquisition proposal.

          TERMINATION FEE

          Microcell is required to pay C$45 million to Rogers Wireless if the Support Agreement is terminated by reason of a Termination Fee Event, such payment to be made no later than the first business day following the Termination Fee Event.

          If the Support Agreement has been terminated without payment of a termination fee in circumstances where Rogers Wireless is not in breach of the Support Agreement and COMPETITION ACT (Canada) clearance has been obtained, and within four months thereafter an acquisition proposal is consummated which has a value per share greater than the per share value attributable under the Support Agreement, Microcell must pay the termination fee to Rogers Wireless.

ITEM 6    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable.

ITEM 7    OMITTED INFORMATION

          No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8    EXECUTIVE OFFICER

          For further information please contact Bruce M. Mann, Vice President, Investor Relations at (416) 935-3532.

ITEM 9    DATE OF REPORT

          September 20, 2004

                    CERTIFICATE OF ROGERS COMMUNICATIONS INC.

September 20, 2004

The short form prospectus dated April 15, 2004, as amended by Amendment No. 1 dated September 16, 2004 and as amended by this material change report, together with the documents incorporated in the prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, the short form prospectus, as amended by Amendment No. 1 dated September 16, 2004 and as amended by this material change report and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


(SIGNED)  EDWARD S. ROGERS, O.C.          (SIGNED)  ALAN D. HORN
          President and                             Vice President, Finance
          Chief Executive Officer                   and Chief Financial Officer


                       On behalf of the Board of Directors


(SIGNED)  H. GARFIELD EMERSON, Q.C.        (SIGNED)  THE HONOURABLE DAVID R.
          Director                                   PETERSON, P.C., Q.C.
                                                     Director

                         CERTIFICATE OF THE UNDERWRITER

Date: September 20, 2004

To the best of our knowledge, information and belief, the short form prospectus dated April 15, 2004, as amended by Amendment No. 1 dated September 16, 2004 and as amended by this material change report, together with the documents incorporated in the prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Quebec, to our knowledge, the short form prospectus, as amended by Amendment No. 1 dated September 16, 2004 and as amended by this material change report and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


                          RBC DOMINION SECURITIES INC.



                             By: (Signed) JOHN GRANT

                                   SCHEDULE A

                                  NEWS RELEASE

[ROGERS COMMUNICATIONS INC. LOGO]     [ROGERS WIRELESS COMMUNICATIONS INC. LOGO]
ROGERS COMMUNICATIONS INC.            ROGERS WIRELESS COMMUNICATIONS INC.





[MICROCELL TELECOMMUNICATIONS INC. LOGO]
MICROCELL TELECOMMUNICATIONS INC.


ATTENTION BUSINESS EDITORS:


ROGERS WIRELESS ANNOUNCES AGREEMENT TO PURCHASE MICROCELL TELECOMMUNICATIONS FOR C$35 PER SHARE

      Microcell Board Recommends Shareholders Tender to Rogers Wireless Offer

      TORONTO AND MONTREAL, Sept. 20 /CNW/ - Rogers Wireless Communications Inc. ("Rogers Wireless"), Rogers Communications Inc. ("RCI") and Microcell Telecommunications Inc. ("Microcell") jointly announced today that Rogers Wireless and Microcell have entered into an agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell's Class A Restricted Voting shares and Class B Non-Voting shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants for C$15.79 and 2008 warrants for C$15.01. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

      The combined businesses will operate Canada's only nationwide GSM/GPRS/EDGE wireless network and will serve over 5.1 million voice and data customers. This transaction also creates a company of measurably increased scale allowing for significant opportunities for operating and capital spending efficiencies.

      The members of the Board of Directors of Microcell have agreed that the Rogers Wireless offer is fair to the shareholders of Microcell and in the best interests of their company. The Board of Directors of Microcell has agreed to recommend to its shareholders to support the Rogers Wireless offer. The Board of Directors received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild that the Rogers Wireless offer is fair, from a financial point of view, to the shareholders of Microcell.

      "This transaction will position Rogers to better compete against incumbent telco wireless operators in Canada," said Ted Rogers, President and CEO of RCI. "It also ensures a healthy, competitive marketplace and all of the associated benefits for wireless customers across Canada."

      "The combination of Rogers Wireless and Microcell will offer our customers the strength of our common network, operating on the world standard GSM technology, and continued leadership in delivering innovative wireless solutions," said Nadir Mohamed, President and CEO, Rogers Wireless. "The combination will make Rogers Wireless the largest wireless operator in Canada with over 5.1 million voice and data customers across the country and with pro forma network revenues of approximately $3.0 billion.

      "Microcell's President and CEO, Andre Tremblay stated "We believe that this transaction constitutes an attractive opportunity for our customers and our shareholders alike. It allows for the continuation of the Fido brand in the marketplace, ensures our customers will continue to receive excellent service and offers them the benefit, upon closing, of significantly enhanced wireless coverage across Canada."

      Rogers Wireless intends to finance the purchase through cash on hand, drawdown of its C$700 million bank credit facility and through bridge loan of up to C$900 million from RCI. RCI will fund the bridge loan through cash on hand and drawdown of credit facilities at its other subsidiaries.

      The Rogers Wireless offer is subject to receipt of certain regulatory approvals and other customary conditions, including a requirement that two-thirds of the shares must be tendered. Under certain circumstances, a fee of $45 million is payable by Microcell to Rogers Wireless, including if a superior proposal is recommended by the Board of Directors of Microcell.

      Documents relating to the Rogers Wireless offer are expected to be sent to Microcell's securityholders within ten business days. Investors may obtain a free copy of materials filed by Rogers Wireless and Microcell in Canada on SEDAR and in the U.S. on EDGAR.

      TD Securities Inc. is acting as financial advisor to Rogers Wireless on this transaction. J.P. Morgan Securities Inc. and Rothschild are acting as financial advisors to Microcell on this transaction.

      About the Companies:

      Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS/EDGE cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

      Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has over 3.9 million voice and data customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

      Microcell Telecommunications Inc. (TSX: MT.A and MT.B) is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido(R) brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

      Cautionary Statement Regarding Forward Looking Information:

      This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and

Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

      Reminder to holders of Microcell Class A Restricted Voting Shares and Class B Non-Voting Shares

      Microcell reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non- Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

      Fido is a registered trademark of Microcell Solutions Inc.

      %SEDAR: 00003765E


For further information: Rogers: Investment Community: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com; Media: Jan L. Innes, (416) 935-3525, jan.innes@rci.rogers.com; Heather Armstrong, (416) 935-6379, heather.armstrong@rci.rogers.com; Microcell: Investment Community: Thane Fotopoulos, (514) 937-0102, ext. 8317, thane.fotopoulos@microcell.ca; Media:
Claire Fiset, (514) 937-0102, ext. 7824, claire.fiset@microcell.ca; Karen Berkhout, (604) 783-0701, karen.berkhout@microcell.ca;